On August 9, 2017, BBD, LLP (BBD) resigned as the independent registered public accounting firm for ETFis
Series Trust I (the Trust). At a meeting held on August 9,
2017, the Board, upon recommendation of the Audit
Committee, approved the replacement of BBD as the independent registered public accounting firm for the Trust and appointed PricewaterhouseCoopers LLP (PwC) as the independent registered public accounting firm for the Trust. PwC's engagement is effective at the completion of BBD's audit of the financial statements of the series of the Trust with the fiscal year ending July 31, 2017, which was completed in September 2017. The Trust did not consult with PwC during the fiscal periods ended October 31, 2016 and 2015 and through the August 9, 2017 Board meeting.
BBD's reports on the financial statements of the Trust as of and for the fiscal periods ended October 31, 2016 and 2015 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During such fiscal periods and through the August 9, 2017 Board meeting, there were no: (1) disagreements between the Trust and BBD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to BBD's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports, or (2) reportable events.

The Trust has requested that BBD furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated
December 21, 2017 is filed as an exhibit to this Form N-
SAR.